Exhibit 99.1

GRACO INC. P.O. Box 1441 Minneapolis, MN 55440-1441 NYSE: GGG
FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 26, 2011	James A. Graner (612) 623-6635

GRACO REPORTS THIRD QUARTER SALES AND EARNINGS

STRONG THIRD QUARTER SALES CONTINUE TO DRIVE EARNINGS GROWTH

MINNEAPOLIS, MN (October 26, 2011) - Graco Inc. (NYSE: GGG) today announced results for the quarter and nine months ended September 30, 2011.

Summary

$ in millions except per share amounts

	Thirteen Weeks Ended			Thirty-nine Weeks Ended
	Sep 30, 2011	Sep 24, 2010	% Change	Sep 30, 2011	Sep 24, 2010	% Change

Net Sales	$227.3	$190.0	20%	$679.7	$546.8	24%
Net Earnings	36.6	30.4	20%	111.9	75.8	48%
Diluted Net Earnings per Common Share	$0.60	$0.50	20%	$1.82	$1.25	46%

—	All segments and regions had revenue growth for the quarter and year-to-date. Growth for the quarter was particularly strong in the Industrial and Lubrication segments and in Asia Pacific.

—	Gross margin rate remained strong at 56 percent for both the quarter and year-to-date.

—	Operating profit margin rate of 25 percent for both the quarter and year-to-date is 2 percentage points higher than third quarter last year and 4 percentage points higher than last year-to-date.

—

Sales increases of 20 percent for the quarter and 24 percent year-to-date included 4 percentage points and 3 percentage points, respectively, from currency translation. Changes in translation rates increased net earnings for the quarter by approximately $3 million and increased year-to-date earnings by approximately $7 million.

—	Operating expenses included $3 million for the quarter and $6 million year-to-date, related to the pending acquisition of ITW’s finishing businesses.

—	Interest expense was $2 million higher than last year for both the quarter and year-to-date.

—

The effective income tax rate of 32 percent for the quarter was 4 percentage points higher than the third-quarter rate last year, which included favorable effects of tax law rulings and expiring statutes of limitation.

“I am very pleased with the Company’s results in the third quarter, driven by strong execution throughout the organization,” said Patrick J. McHale, President and Chief Executive Officer. “Sales growth for the quarter was broad-based, with double-digit increases in all segments and regions compared to the third quarter of 2010. Gross margins and operating margins continue to be strong, reflecting the solid top-line performance and the Company’s commitment to profitable growth through investments in new products and geographic expansion.”

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Exhibit 99.1

Page 2 GRACO

Consolidated Results

Sales for the quarter increased 20 percent (16 percent at consistent translation rates), including increases of 13 percent in the Americas, 18 percent in Europe (10 percent at consistent translation rates) and 41 percent in Asia Pacific (34 percent at consistent translation rates). Year-to-date sales increased 24 percent (21 percent at consistent translation rates), with increases of 19 percent in the Americas, 26 percent in Europe (19 percent at consistent translation rates) and 37 percent in Asia Pacific (31 percent at consistent translation rates).

Gross profit margin, expressed as a percentage of sales, was 56 percent for both the quarter and year-to-date, up  1/2 percentage point from the third quarter last year and 2 percentage points higher than last year-to-date. The favorable effects of translation and higher volume were partially offset by higher material costs for both the quarter and the year-to-date.

Total operating expenses increased $8 million for the quarter and $31 million year-to-date. Selling, marketing and distribution expenses were $3 million higher for the quarter and were up $19 million year-to-date. The increases came from translation, headcount increases (mostly in Asia Pacific) and higher marketing and promotion expenses (mainly in Contractor segment in the first half of the year). General and administrative expense for the quarter increased $4 million, including $3 million related to the pending acquisition of ITW’s finishing businesses.

The effective income tax rate of 32 percent for the quarter is higher than the 28 percent rate for third quarter last year. Last year’s lower rate reflected the favorable effects of tax law rulings and expiring statutes of limitations. The effective rate of 33 percent for the year-to-date is consistent with the rate for the comparable period last year.

Segment Results

Certain measurements of segment operations are summarized below:

	Thirteen Weeks			Thirty-nine Weeks
	Industrial	Contractor	Lubrication	Industrial	Contractor	Lubrication

Net sales (in millions)	$124.5	$77.8	$25.1	$376.6	$228.7	$74.4
Net sales percentage change from last year	25%	11%	23%	27%	17%	34%
Operating earnings as a percentage of net sales
2011	34%	21%	17%	35%	19%	18%
2010	31%	20%	14%	31%	16%	11%

Industrial segment sales increased 25 percent for the quarter and 27 percent year-to-date, with increases for the quarter ranging from 15 percent in the Americas to 40 percent in Asia Pacific (34 percent at consistent translation rates). Contractor segment sales increased 11 percent for the quarter and 17 percent year-to-date, with gains for the quarter of 10 percent in the Americas and 43 percent in Asia Pacific (34 percent at consistent translation rates). Contractor sales for the quarter were down 2 percent in Europe (down 9 percent at consistent translation rates) compared to the third quarter of 2010, which included substantial stocking shipments of new products. Lubrication segment sales increased 23 percent for the quarter and 34 percent year-to-date, with double-digit percentage growth in all regions.

Higher volume and leveraging of expenses led to improved operating earnings in all segments compared to last year, particularly in the Industrial and Lubrication segments.

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Exhibit 99.1

Page 3 GRACO

Outlook

“Incoming order rates worldwide remained strong throughout the quarter, particularly in Asia Pacific,” said McHale. “For the fourth quarter of 2011, we continue to expect global demand to be generally favorable to the prior year, with the exception of the U.S. housing and commercial construction markets, which remain at historic lows. We are cautious regarding demand trends in Europe and are closely watching for any order impact resulting from the Eurozone financial crisis. We expect fourth quarter percentage growth trends will be lower, reflecting more difficult comparisons to the prior year and an additional week of shipments that occurred in the fiscal fourth quarter of 2010.”

The Company continues to cooperate with the Federal Trade Commission (“FTC”) to obtain regulatory approval to close the pending acquisition of ITW’s finishing businesses. Earlier this month, both Graco and ITW submitted responses to the FTC’s request for additional information in their review of the acquisition.

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company’s Annual Report to shareholders, which reflects the Company’s current thinking on the acquisition of the finishing businesses of ITW, market trends and the Company’s future financial performance at the time it is made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.

The Company desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. In addition, risk factors related to the Company’s pending acquisition of the ITW finishing businesses include: whether and when the required regulatory approvals will be obtained, whether and when the closing conditions will be satisfied and whether and when the transaction will close, the ability to close on committed financing on satisfactory terms, the amount of debt that the Company will incur to complete the transaction, completion of purchase price valuation for acquired assets, whether and when the Company will be able to realize the expected financial results and accretive effect of the transaction, how customers, competitors, suppliers and employees will react to the transaction, and economic changes in global markets. Please refer to Item 1A of, and Exhibit 99 to, the Company’s Annual Report on Form 10-K for fiscal year 2010 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov.

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Exhibit 99.1

Page 4 GRACO

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 27, 2011, at 11:00 a.m. ET, to discuss Graco’s third quarter results.

A real-time Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2:00 p.m. ET on October 27, 2011, by dialing 800-406-7325, Conference ID #4478419, if calling within the U.S. or Canada. The dial-in number for international participants is 303-590-3030, with the same Conference ID #. The replay by telephone will be available through October 30, 2011.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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Exhibit 99.1

Page 5 GRACO

GRACO INC. AND SUBSIDIARIES

Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
(in thousands, except per share amounts)	Sep 30, 2011	Sep 24, 2010	Sep 30, 2011	Sep 24, 2010
Net Sales	$227,347	$189,963	$679,689	$546,772
Cost of products sold	100,998	85,405	296,497	250,999

Gross Profit	126,349	104,558	383,192	295,773
Product development	10,423	9,263	30,708	28,209
Selling, marketing and distribution	36,673	33,280	113,738	95,087
General and administrative	22,451	18,592	66,620	57,139

Operating Earnings	56,802	43,423	172,126	115,338
Interest expense	3,125	1,038	5,473	3,159
Other expense, net	325	254	649	147

Earnings Before Income Taxes	53,352	42,131	166,004	112,032
Income taxes	16,800	11,700	54,100	36,200

Net Earnings	$36,552	$30,431	$111,904	$75,832

Net Earnings per Common Share
Basic	$0.60	$0.51	$1.85	$1.26
Diluted	$0.60	$0.50	$1.82	$1.25
Weighted Average Number of Shares
Basic	60,430	60,107	60,474	60,304
Diluted	61,415	60,624	61,615	60,840

Segment Information (Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	Sep 30, 2011	Sep 24, 2010	Sep 30, 2011	Sep 24, 2010
Net Sales
Industrial	$124,502	$99,236	$376,636	$296,489
Contractor	77,757	70,362	228,664	194,941
Lubrication	25,088	20,365	74,389	55,342

Total	$227,347	$189,963	$679,689	$546,772

Operating Earnings
Industrial	$42,632	$31,195	$132,996	$91,234
Contractor	16,700	13,753	44,239	31,839
Lubrication	4,380	2,751	13,652	6,326
Unallocated corporate (expense)	(6,910)	(4,276)	(18,761)	(14,061)

Total	$56,802	$43,423	$172,126	$115,338

All figures are subject to audit and adjustment at the end of the fiscal year.

The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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